November 4, 2010

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

      Re: Allianz Life Insurance Company of North America
              Alliance Life Variable Account B
              Initial Registration Statement on Form N-4
              File Nos. 333-169265 and 811-05618

Dear Mr. Gregg:

The staff has reviewed the above-referenced registration statement, which the Commission received on September 8, 2010. Based on our review, we have the following comments shown below on the registration statement. Page references are to the courtesy copy of the registrations statement provided.

1. Cover (Pages 1)
   (a)Please define each defined term the first time it is used in the text of the prospectus, even if is also defined in the glossary.
   (b) Please identify on the cover which investment options are available if the Income Protector and Investment Protector benefits are purchased.

2. Fee Tables and Examples (Pages 4-7)
   (a)Please provide in a pre-effective amendment all missing fee and expense information in the tables and expense examples.
   (b)The last line of the "Contract Annual Expenses" table on page 5 should show the combined M &E and rider charges, such that the highest current and maximum charges for a Contract are 3.3% and 4.8% respectively.
   (c)We note that the footnotes to the fee and expenses tables are extensive. Please confirm that all footnotes will appear at the bottom of the relevant page in the final printed version so as not to obscure the required table disclosure.

3. Faxed Application (Page 12)
   Please identify the states in which you do not allow applications to be faxed.

4. Accumulation Units (Page 13)
   Please identify the section in the Statement of Additional Information which is being cross-referenced.

5. Investment Options (Page 13)
   Please add that you will send copies of the "current" prospectus when the Contract is issued (last sentence of second paragraph).

6. Contract Maintenance Charge (Page 25)
   Please identify the states in which you are not permitted to assess the contract maintenance charge.

7. Withdrawal Charge (Pages 25-27)
   Please disclose whether amounts withdrawn to pay the fees of any adviser are subject to a withdrawal charge.

8. Notes for Contract Issued in Pennsylvania (Page 29)
   Please rewrite so the restriction is clearly stated in plain English.

9. Systematic Withdrawal Program (Page 29)
   Please specify the restrictions applicable to systematic withdrawals.

10. When Annuity Payments Begin (Page 32)
    Please eliminate the word "stop" at the end of the last sentence in the first "Note."

11. Selection of Optional Benefits (Pages 34)
    Please rewrite the last sentence of the second paragraph so it is clear which benefit can be removed if the rider charge increases.

12. Income Protector (Page 35)
    Please identify the circumstances when the "No Withdrawal Charge Option" can be removed or cross-reference where this disclosure can be found in the prospectus.

13. Notes for Joint Owners Selecting Single Lifetime Plus Payments (Page 37)
    Please define the single Lifetime Plus Payment. Also, please also clarify the last sentence.

14. Lifetime Plus Payments (Pages 37-38)
    Please clarify if the annual maximum payment percentage changes each year depending on the age of the Covered Person.

15. Once Lifetime Payments begin (Page 40)
    Please clarify the third to last bullet so that it is clear that Lifetime Plus Payments not withdrawn in a given Benefit Year remain in the Contract only for the remainder of that year.

16. The Target Value (Pages 45-46)
    Please add the word "after" at the end of the second bullet (on page 46), so that it reads, "withdrawal taken on or after the rider effective date."

17. Table 3 (Page 49)
    In the last sentence of the second paragraph, please state which instructions you use to rebalance.

18. The Separate Account (Page 54)
    Please revise the last sentence of the last sentence to state that the obligations under the Contracts are obligations of Allianz Life as required by Item 5(b)(ii)(C).

19. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

20. Tandy Comment
    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's review and comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
    · the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products